Exhibit 99.1

ORCKIT ANNOUNCES PUBLIC OFFERING OF $8.4 MILLION IN ORDINARY SHARES AND WARRANTS

TEL AVIV, Israel, November 30, 2010 -- Orckit Communications Ltd. (NasdaqGM: ORCT) announced today that it has priced a public offering of 3,045,452 ordinary shares and warrants to purchase 1,827,271 ordinary shares. The ordinary shares and warrants are being offered in units each consisting of one ordinary share and a five-year warrant to purchase 0.60 of an ordinary share, at a price of $2.75 per unit. The units will not be represented by certificates, and the ordinary shares and warrants may be transferred separately. The warrants have an exercise price of $3.50 per share and will not be listed on any securities exchange.

The gross proceeds of the offering are expected to be $8.4 million and net proceeds, after deducting the underwriting discount and estimated offering expenses payable by Orckit, are expected to be approximately $7.8 million. Orckit currently intends to use the net proceeds from the offering for working capital and other general corporate purposes.

2,136,362 units in the offering are being purchased by underwriters pursuant to an underwriting agreement, and 909,090 units in the offering are being purchased by certain of Orckit’s directors or their affiliates pursuant to subscription agreements on terms and conditions that are substantially the same as those provided in the underwriting agreement.

Cowen and Company, LLC acted as the sole bookrunner for the underwritten offering, and Roth Capital Partners, LLC and Merriman Capital, Inc. acted as co-managers.

Among the related purchasers participating in the offering is Catalyst Private Equity Partners (Israel) II LP, a private equity fund, for which Mr. Yair Shamir, one of Orckit's directors, serves as the Chairman of the management company. Mr. Izhak Tamir, Chairman and President and a co-founder of Orckit, and Mr. Eric Paneth, Chief Executive Officer and a co-founder of Orckit, have also agreed to purchase units, subject to shareholder approval. No underwriting discount will be payable by Orckit with respect to any units purchased by these purchasers.

The offering is expected to close on or about December 3, 2010, subject to the satisfaction of customary closing conditions.  The closing of the purchases of units by Messrs. Tamir and Paneth will be delayed until receipt of shareholder approval, if such approval is obtained at a general meeting of shareholders, which the Company intends to call within 60 days.

The securities described above are being offered by Orckit pursuant to a registration statement declared effective by the Securities and Exchange Commission (SEC) on June 2, 2010 and a prospectus supplement related to the offering filed with the SEC on November 30, 2010. Copies of the prospectus supplement and accompanying base prospectus relating to this offering may be obtained by eligible investors at the SEC's website at www.sec.gov or from their Cowen and Company sales representative, or from the offices of Cowen and Company, LLC c/o Broadridge Financial Services., 1155 Long Island Avenue, Edgewood, NY 11717, Attn: Prospectus Department. Phone (631) 274 2740 / Fax (631) 254-7140.  This announcement is neither an offer to sell nor a solicitation of an offer to buy any of Orckit’s securities. No offer, solicitation, or sale will be made in any jurisdiction in which such offer, solicitation, or sale is unlawful.

About Orckit Communications Ltd.
Orckit facilitates telecommunication providers’ delivery of high capacity broadband residential, business and mobile services over wireline or wireless networks with its Orckit-Corrigent family of products.  Orckit-Corrigent's product portfolio includes Carrier Ethernet + Transport (CE+T) switches - an MPLS based portfolio enabling advanced packet as well as legacy services over packet networks with a wide set of transport features.

Orckit was founded in 1990 and went public in 1996. Orckit is dually listed on the NASDAQ Global Market (ORCT) and the Tel Aviv Stock Exchange and is headquartered in Tel Aviv, Israel.

Safe Harbor for Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve a number of risks and uncertainties including, but not limited to, whether the offering will close as expected, if at all, the extent of participation of directors or their affiliates, any unanticipated costs and expenses related to the offering, the effect of current global economic conditions, the conditions of the financial markets, and other risk factors detailed in the Company's Securities and Exchange Commission filings. Actual results may materially differ. Orckit assumes no obligation to update the information in this release.